EXHIBIT 99.1

SEABRIDGE GOLD INC.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2014
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Seabridge Gold Inc. for the three and nine months ended September 30, 2014 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	4	607	1,063
Short-term deposits	4	15,559	20,096
Amounts receivable and prepaid expenses	5	1,010	5,128
Investments	6	5,616	7,103
		22,792	33,390
Non-current assets
Mineral interests	7	257,410	235,429
Reclamation deposits		1,553	1,553
Property and equipment		4	5
Total non-current assets		258,967	236,987
Total assets		281,759	270,377

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	5,469	2,060
Taxes payable		65	1,096
Flow-through share premium	9	2,313	5,325
		7,847	8,481
Non-current liabilities
Deferred income tax liabilities		11,055	6,792
Provision for reclamation liabilities		1,362	1,349
Total non-current liabilities		12,417	8,141
Total liabilities		20,264	16,622

Shareholders’ equity	9	261,495	253,755
Total liabilities and shareholders’ equity		281,759	270,377

Commitments (Note 9)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2014	2013	2014	2013
Corporate and administrative expenses	11	(3,537)	(2,724)	(10,679)	(8,441)
Other income - flow-through shares	9	3,359	2,283	6,117	6,256
Gain on disposition of mineral properties	7	-	-	2,482	150
Impairment of mineral properties	7	-	-	(2,437)	-
Impairment of investments	6	(106)	(195)	(410)	(3,778)
Other gain (loss) on investments	6	303	215	409	(265)
Interest income		52	63	159	298
Finance expense and depreciation		(5)	(5)	(15)	(16)
Foreign exchange gain (loss)		4	1	(33)	9
Gain (loss) before income taxes		70	(362)	(4,407)	(5,787)
Income tax expense	12	(2,904)	(1,683)	(4,644)	(5,415)
Loss for the period		(2,834)	(2,045)	(9,051)	(11,202)
Other comprehensive income (loss), net of income taxes:
Reclassification of previously deferred gains on available for sale investments		-	-	(1,272)	-
Items that may subsequently be reclassified to profit or loss:
Unrealized gain (loss) on available for sale investments		297	700	166	(290)
Comprehensive loss for the period		(2,537)	(1,345)	(10,157)	(11,492)

Basic and diluted net loss per Common Share		(0.06)	(0.04)	(0.19)	(0.25)
Basic weighted-average number of common shares
outstanding		48,049,066	45,565,343	47,407,484	45,559,398

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

					Accumulated
					Other
		Stock-based	Contributed		Comprehensive
	Share Capital	Compensation	Surplus	Deficit	Income	Total Equity
As at January 1, 2014	283,544	26,818	9,233	(66,986)	1,146	253,755
Share issuance	11,205	-	-	-	-	11,205
Share issuance costs	(920)	-	-	-	-	(920)
Stock-based compensation	-	7,369	-	-	-	7,369
Shares - RSUs	800	(800)	-	-	-	-
Expired options	-	(455)	455	-	-	-
Deferred tax	243	-	-	-	-	243
Other comprehensive loss	-	-	-	-	(1,106)	(1,106)
Net loss for the period	-	-	-	(9,051)	-	(9,051)
As at September 30, 2014	294,872	32,932	9,688	(76,037)	40	261,495

As at January 1, 2013	272,536	23,351	5,810	(53,337)	170	248,530
Stock-based compensation	-	5,451	-	-	-	5,451
Share - exercise of options	411	(148)				263
Expired options	-	(479)	479	-	-	-
Other comprehensive loss	-	-	-	-	(290)	(290)
Net loss for the period	-	-	-	(11,202)	-	(11,202)
As at September 30, 2013	272,947	28,175	6,289	(64,539)	(120)	242,752

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	2014	2013	2014	2013
Operating Activities
Net loss	(2,834)	(2,045)	(9,051)	(11,202)
Items not affecting cash:
Impairment of mineral properties	-	-	2,437	-
Gain on disposition of mineral properties	-	-	(2,482)	(150)
Stock-based compensation	2,405	1,695	7,369	5,451
Other income - flow-though shares	(3,359)	(2,283)	(6,117)	(6,256)
Impairment of investments	106	195	410	3,778
Other (gain) loss on investments	(303)	(215)	(409)	265
Income tax expense	2,904	1,683	4,644	5,415
Finance expense and depreciation	5	5	15	16
Taxes paid	(112)	(56)	(1,208)	(153)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(523)	(322)	(417)	880
Accounts payable and accrued liabilities	3,017	1,855	3,438	1,521
Net cash provided by (used in) operating activities	1,306	512	(1,371)	(435)

Investing Activities
Mineral interests	(13,761)	(14,347)	(24,003)	(29,231)
Mineral exploration tax credits	4,435	-	4,435	-
Investment of short-term deposit	(12,000)	-	(12,000)	-
Redemption of short-term deposits	6,505	16,108	16,537	30,997
Disposition of mineral properties	-	-	1,000	-
Cash proceeds from sale of marketable securities	-	150	2,065	150
Net cash (used in) provided by investing activities	(14,821)	1,911	(11,966)	1,916

Financing Activities
Issue of share capital (net of transaction costs)	12,881	263	12,881	263
Net (decrease) increase in cash during the period	(634)	2,686	(456)	1,744

Cash and cash equivalents, beginning of the period	1,241	1,342	1,063	2,284
Cash and cash equivalents end of the period	607	4,028	607	4,028

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries and is a company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in the consolidated financial statements for the year ended December 31, 2013. These interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013. These financial statements were authorized for issuance by the Board of Directors of the Company on November 13, 2014.

3.	New accounting standards and interpretations not yet adopted

New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2014, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2015.

IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendments to IAS 16 and IAS 38). The amendments made to IAS 16 state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000’s)	September 30, 2014	December 31, 2013
Cash and cash equivalents	607	1,063
Short-term deposits	15,559	20,096
	16,166
		21,159

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

5.	Amounts receivable and prepaid expenses

($000’s)	September 30, 2014	December 31, 2013
Provincial tax credits	-	4,435
HST	673	398
Prepaid expenses	211	154
Other receivables	126	141
	1,010	5,128

6.	Investments

($000’s)	September 30, 2014	December 31, 2013
Available-for-sale investments	4,073	6,795
Investments in associates	1,543	308
	5,616	7,103

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value of $4.1 million (2013 - $6.8 million) on the statements of financial position. For the nine months ended September 30, 2014, the Company determined that the recoverability of some of its available for sale investments was impaired and recorded a $0.4 million (2013 - $3.8 million) charge to the statement of operations.

The Company holds one investment in an associate that is accounted for on the equity basis. The Company had previously accounted for the investment at fair value as it was classified as an available for sale asset.  During the first fiscal quarter of 2014, the Company obtained significant influence over this investment and the Company revalued the investment at that time recognizing a gain of $0.6 million on the statement of operations for that quarter. The gain was comprised of $1.3 million of deferred gains, previously recognized in accumulated other comprehensive income and $0.7 million loss in the first fiscal quarter of 2014 on the revaluation of the investment. During the three months ended September 30, 2014, the Company recorded its proportionate share of the net losses of the associate of $0.3 million (2013 – nil) within other gain (loss) on investments on the statement of operations and, at September 30, 2014, carried the investment at $1.5 million on the statement of financial position. On a year-to-date basis, the Company has recognized $0.7 million (2013 – nil) on the statement of operations for its share in the losses of associates. This loss included the proportionate losses of another associate of $0.4 million that, since August 2014, has been accounted for at fair value, as it is now classified as an available-for-sale investment due to the Company ceasing to exert significant influence over the operations.

7.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

			Recoveries &
($000’s)	Balance,	Expenditures	impairment	Balance,
	January 1, 2014	2014	2014	September 30, 2014
KSM	165,191	23,713	-	188,904
Courageous Lake	66,585	800	-	67,385
Nevada Projects	2,882	-	(2,532)	350
Grassy Mountain	771	-	-	771
	235,429	24,513	(2,532)	257,410

($000’s)	Balance,	Expenditures	Recoveries	Balance,
	January 1, 2013	2013	2013	December 31, 2013
KSM	140,853	28,773	(4,435)	165,191
Courageous Lake	60,830	5,755	-	66,585
Nevada Projects	2,882	-	-	2,882
Grassy Mountain	3,382	-	(2,611)	771
Quartz Mountain	144	-	(144)	-
	208,091	34,528	(7,190)	235,429

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study. In April 2006, the Company reacquired the exploration rights to the KSM property from Falconbridge. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty on these adjacent claims.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2011. The optionee also held an option to purchase an additional $18 million of the Company’s shares and receive an option to acquire an additional 0.75% net smelter royalty on all gold and silver production sales from the KSM project for a payment equal to the lesser of $60 million or US$75 million and exercised the option to purchase the shares in December 2012, at a 15% premium to the market price of the shares at that time. The premium derived from the option agreement for the 0.75% net smelter royalty on this transaction was determined to be $2.4 million ($2.41 per share for 1,004,491 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2012.

In the first nine months of 2014, $23.7 million of expenditures were incurred on the KSM project as the Company undertook its 2014 exploration and drilling program. Costs were incurred for direct drilling and support costs including fuel, core cutting, assaying and camp supplies. Drilling of these targets commenced in the second fiscal quarter. The Company also incurred costs responding to comments from regulatory bodies during their continuing review of the environmental assessment filed with the British Columbia and federal governments in 2013. Approval of the environmental assessment application by provincial regulators was obtained in the current quarter and a decision by federal regulators is awaited.

b)         Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year up to a total of $1,250,000.  The Company has made $950,000 in payments and is committed to make three additional annual payments until 2017. The property may be purchased outright at any time with the accelerated payment of the remaining balance.

In 2014, the Company incurred $0.8 million of exploration costs while completing a limited exploration program while the Company focuses on the environmental assessment and drilling programs at KSM.

c)	Nevada Projects

In June 2011, the Company entered into an agreement letter of intent with Golden Predator Corp. pursuant to which the Company and Golden Predator Corp., would contribute a portfolio of mineral properties into a new private company called Wolfpack Gold Corp. (“Wolfpack”). The transaction was closed on June 26, 2012 and certain properties were transferred to Wolfpack, from the Company, while others were optioned. In total, 5,506,500 shares of Wolfpack were received as consideration for the optioned and transferred properties.

Under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its lease interest in the Castle Black Rock property located in Esmerelda County, Nevada. To exercise this option, Wolfpack must issue Seabridge an aggregate of 7,000,000 common shares of Wolfpack over a four year period, of which 840,000 shares were received on closing in June 2012. The second tranche of 1,120,000 shares, with a fair value of $0.1 million, was received in the current quarter and the remaining 5,040,000 shares are to be received over the next two years. The fair value of the shares received was recorded as a recovery in the three and six months ended June 30, 2014. If Wolfpack exercises the option, Seabridge will retain a 1% net profits royalty in the Castle Black Rock Property.

Also under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Four Mile Basin Property and Liberty Springs projects, both located in Nye Country, Nevada and received 660,000 shares, as initial consideration, in 2012. In the last quarter, Wolfpack notified the Company that it would discontinue the option to purchase these two projects and no further option payments will be made. The Company decided not to continue to carry the maintenance costs of these claims and determined that the recoverability of the carrying costs was impaired and charged the statement of operations $2.4 million in the second quarter of 2014.

d)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a credit to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant is exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants was credited to the carrying value of the mineral properties at the time of receipt of the securities. During 2013, the Company elected to convert 1,671,000 special warrants into common shares.

In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets, a value of $771,000 has been retained within mineral properties.

e)	Other mineral properties

(i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2012, the Company entered into an agreement with Banks Island Gold Ltd. to option its 100% interest in the Red Mountain Project and received $1 million in cash and 4 million shares of Banks Island Gold valued at $2.8 million. The value of cash and shares was recorded first as a recovery against the carrying value of the mineral properties, of $2.7 million, and the excess, of $1.1 million was recorded as a gain on disposition of mineral properties in 2012. In 2013, the Company agreed to allow Banks Island Gold to defer a $1.5 million payment, due in 2013, until January 2014. In return, the Company received 250,000 shares of Banks Island Gold. The fair value of those shares on the day of receipt, of $150,000 was recorded as a gain on the disposition of mineral properties on the consolidated statement of operations and the fair value was recorded in investments on the consolidated statement of financial position as at December 31, 2013. Banks Island Gold failed to pay the $1.5 million in January 2014 and their option was terminated. The Company retained all payments of cash and shares of Banks Island Gold and retains ownership of the project.

In the second quarter of 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million and must pay $1 million within eighteen months. IDM also issued to the Company 4,955,500 common shares, the fair value of which was $1.5 million, and was recorded in investments on the statement of financial position. IDM is also obligated to spend $7.5 million on the Red Mountain Project over a three year period. At the time of the receipt of the cash and shares mentioned above, there was no carrying value recorded for Red Mountain, as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries and as such, the combined value of the cash and shares of $2.5 million has been recorded on the statement of operations as a gain on the disposition of mineral properties.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $0.5 million in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received were recorded as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2012, the agreement was amended allowing Orsa to pay the Company 1.5 million common shares of Orsa instead of the $0.5 million, then due. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. The value of cash was recorded first as a recovery against the carrying value of the mineral properties, of $0.1 million, and the excess, of $1.9 million was recorded as a gain on disposition of mineral properties.

In addition, upon the delivery of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

8.	Accounts payable and accrued liabilities

($000’s)	September 30, 2014	December 31, 2013
Trade payables	4,696	1,819
Trade and other payables due to related parties	83	71
Non-trade payables and accrued expenses	690	170
	5,469	2,060

9.	Shareholders’ equity

($000’s)	September 30, 2014	December 31, 2013
Share capital	294,872	283,544
Stock options	32,932	26,818
Contributed surplus	9,688	9,233
Deficit	(76,037)	(66,986)
Accumulated other comprehensive income	40	1,146
	261,495	253,755

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at September 30, 2014 and December 31, 2013.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the nine months ended September 30, 2014. The Company considers its capital to be share capital, stock options, restricted share units and contributed surplus and deficit.

On July 22, 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares.  The effective date of the renouncement will be December 31, 2014. The full premium of $3.1 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is being reduced on a proportionate basis and income is recognized on the statement of operations. In the current quarter $0.8 million of the premium was recognized through other income the statement of operations for the proportionate amount of qualifying expenditures made relative to the $13.8 million commitment. Share issuance costs of $0.9 million were incurred in 2014 in relation to the offering and have been included in equity.

On December 10, 2013 the Company issued 1,500,000 flow-through common shares, at $11.17 per share, raising gross proceeds of $16.8 million. The purchase price represented a 46.6% premium over the market price of the Company’s shares on that date. The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financing and has transferred the deductibility to the purchasers of the flow-through shares.  The premium of $5.3 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures were incurred, the liability was reduced on a proportionate basis and income is recognized on the statement of operations. Share issuance costs of $1.1 million were incurred in 2013 in relation to the offering and have been included in equity. As at September 30, 2014, the Company had incurred the full $16.8 million of qualifying expenditures and the premium has been fully amortized through the statement of operations.

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”), plan implemented in 2013.

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Stock option transactions were as follows:

		Weighted
		Average
	Options	Exercise Price
Outstanding January 1, 2014	2,925,000	21.11
Granted	750,000	10.32
Expired	(35,000)	23.02
Outstanding September 30, 2014	3,640,000	18.89

Exercisable at September 30, 2014	1,678,333

		Weighted
		Average
	Options	Exercise Price
Outstanding January 1, 2013	2,648,300	21.90
Granted	805,000	12.64
Exercised	(25,000)	10.54
Expired	(55,000)	23.59
Outstanding September 30, 2013	3,373,300	19.75

Exercisable at September 30, 2013	1,633,300

The outstanding share options at September 30, 2014 expire at various dates between December 2015 and June 2019.
A summary of options outstanding, their remaining life and exercise prices as at September 30, 2014 is as follows:

	Options		Options
	Outstanding		Exercisable
Exercise price	Number	Remaining	Number	Exercise price
	outstanding	contractual life	Exercisable
$29.75	645,000	1 years 3 months	395,000	$29.75
$28.80	200,000	1 years 5 months	200,000	$28.80
$30.42	150,000	1 years 6 months	150,000	$30.42
$27.39	50,000	1 years 9 months	-	$27.39
$21.98	545,000	2 years 2 months	545,000	$21.98
$21.54	10,000	2 years 5 months	10,000	$21.54
$14.70	100,000	2 years 9 months	100,000	$14.70
$17.32	180,000	2 years 11 months	180,000	$17.32
$17.52	155,000	3 years 2 months	51,667	$17.52
$12.60	705,000	3 years 5 months	13,333	$12.60
$12.91	100,000	3 years 8 months	33,333	$12.91
$8.00	50,000	4 years 3 months	-	$8.00
$10.36	700,000	4 years 6 months	-	$10.36
$9.72	50,000	4 years 9 months	-	$9.72
	3,640,000		1,678,333

In the quarter ended March 31, 2014, 700,000 five-year options were granted to seven directors of the Company at an exercise price of $10.36 and a fair value of $3.52 per option. The exercise price represented a 20% premium to market at the time of the grant. This grant was subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. Shareholder approval was obtained on June 24, 2014, at which time the options were revalued to $4.23 per option. In the second quarter of 2014, 50,000 options were granted to a director of the Company with an exercise price of $9.72 and a fair value of $4.45 per option. The fair value of these options is being amortized, from the date of the grant, over the expected service life of the options. Shareholder approval was obtained in the second quarter for this grant.

In the quarter ended March 31, 2013, 665,000 five-year options were granted to the directors of the Company at an exercise price of $12.60 and a fair value of $6.89 per option. This grant was subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. The Company received environmental assessment approval for the provincial government in the current quarter and awaits approval at the federal level. Shareholder approval was obtained on June 26, 2013, at which time the options were revalued to $3.46 per option. The remaining unamortized fair value of these options is being amortized, from the date of the grant, over the expected service life of the options, estimated to be 6 months, which was based on the probability-weighted average vesting period of the Company’s range of possible outcomes. An additional 40,000 five-year options were granted to an employee of the Company, also at an exercise price of $12.60 and a fair value of $6.89 per option. These options vest over a two year period.

In July 2013, 100,000 options to purchase common shares were granted to an officer of the Company. The options have a five year term and an exercise price of $12.91. The fair value of these options of $7.24 is being amortized and charged to the statement of operations over the estimated service life.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2014	2013
Dividend yield	Nil	Nil
Expected volatility	52%	52% -67%
Risk free rate of return	1.58%-1.72%	1.3%-1.8%
Expected life of options	4.75-5 years	4.7 - 5 years

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years. The Board granted 235,000 RSUs in 2013 to non-director members of senior management. The RSU Plan along with the 2013 grants were subject to regulatory and shareholder approval. Shareholder approval was obtained in June 2014 and regulatory approval was obtained in the current quarter. The fair value of the grants, of $1.9 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from six to eighteen months from the date of the grant depending on certain corporate objectives being met. During the current quarter 100,000 RSUs fully vested and were exchanged for shares of the Company.

10.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at September 30, 2014 and December 31, 2013 are cash and cash equivalents, short-term deposits, amounts receivable,  available-for-sale investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s available-for-sale investments are measured at fair value based on quoted market prices.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2014, the Company had a cash and cash equivalents and short-term deposits balance of $16.2 million (September 30, 2013 - $14.1 million) for settlement of current liabilities of $5.5 million, excluding the flow-through share premium. The Company is committed to spend $10.3 million on qualifying exploration expenditures in fulfillment of the July 2014 flow-through financing. The short-term deposits are in various guaranteed investment securities with maturities to December 2014 and July 2015 but are redeemable, in whole or in part, with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Investment Risk
The Company has investments in other publicly listed exploration companies which are included in investments.  These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

11.	Corporate and administrative expenses

	Three months ended September 30		Nine months ended September 30
($000’s)	2014	2013	2014	2013
Employee compensation	659	658	1,879	1,821
Stock-based compensation	2,405	1,695	7,369	5,451
Professional fees	159	44	397	166
General and administrative	314	327	1,034	1,003
	3,537	2,724	10,679	8,441

12.	Income taxes

The Company recognized income tax expense of $4.6 million (2013- $5.4 million) primarily deferred income taxes related to the renounced flow-through mineral property expenditures and the potential unwinding of the resulting taxable temporary differences.

13.	Related party disclosures

During the nine months ended September 30, 2014, a private company controlled by a director of the Company was paid $95,000 (2013 - $84,860) for software licenses provided by his company; a private company controlled by an officer was paid $103,900 (2013 - $102,375) for legal services rendered.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at September 30, 2014, $83,000 of liabilities, to the parties previously noted, remained outstanding (December 31, 2013 – $73,000) and is included with accounts payable and accrued liabilities on the statement of financial position.